

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
400 Continental Blvd., Suite 500
El Segundo, CA 90245

      Re: Landmark Infrastructure Partners LP
          Preliminary Proxy Statement on Schedule 14A
          Filed September 10, 2021
          File No. 001-36735

Dear Mr. Doyle:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: David Lieberman, Esq.